UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 14)*

                             Compuware Corporation
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  205638 10 9
                                 (CUSIP number)

                                Steven W. Hansen

                                Bingham Dana LLP
                               150 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 951-8000
                              (617) 951-8736 (fax)
 (Name, address and telephone number of person authorized to receive notices and communications)

                                       *
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

     *This Amendment corrects errors - as to the named Reporting Person only - in a Schedule 13D dated December 31, 1992 and in the subsequent amendments thereto, filed on behalf of a group of which the Reporting Person was erroneously said to be a member. The Original Schedule and subsequent amendments also erroneously indicated that the Reporting Person held certain common views about the Company with other persons named therein.

________________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Page 1 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                                 ------------------
CUSIP          No.                                             Page 2 of 6
205638 10 9                                                    Pages
-----------------------------                                 ------------------

----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael J. Lobsinger, individually and as Trustee of the Michael J.
            Lobsinger Revocable Living Trust U/T/D April 24, 1986
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                               (b) [X]
----------- --------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*

            Not Applicable
----------- --------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                   [ ]
----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION   6

            The United States of America
----------- --------------------------------------------------------------------

---------------------- ---- ----------------------------------------------------
                         7  SOLE VOTING POWER
      NUMBER OF
                            0
       SHARES          ---- ----------------------------------------------------
                         8  SHARED VOTING POWER
    BENEFICIALLY
                            0
      OWNED BY         ---- ----------------------------------------------------
                         9  SOLE DISPOSITIVE POWER
        EACH
                            205,436
      REPORTING        ---- ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
       PERSON
                            0
---------------------- ---- ----------------------------------------------------

----------- --------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              205,436
----------- --------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
              (11) EXCLUDES CERTAIN SHARES                         [X]
----------- --------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.1%
----------- --------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

              IN, OO  (trust)
----------- --------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Michael J. Lobsinger hereby amends, supplements and corrects his originally filed Statement on Schedule 13D dated December 31, 1992 (the "Original Statement"), as subsequently amended, with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Compuware Corporation, (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Original Statement. References herein to "Mr. Lobsinger" shall be deemed to be references to Michael J. Lobsinger, the reporting person.

     In the Original Statement and subsequent amendments, Mr. Lobsinger was erroneously referred to as a member of a group with certain other holders of Common Stock of the Company referred to therein. While Mr. Lobsinger did grant the power to vote his shares of Common Stock to Peter Karmanos, Jr., pursuant to a Shareholder Agreement referred to in the Original Statement and subsequent amendments, he is not a member of a "group", as defined in Section 13(d) of the Securities Exchange Act of 1934, with Mr. Karmanos or any other person, with respect to shares of Common Stock of the Company. The Original Schedule and subsequent amendments also erroneously indicated that the Reporting Person held certain common views about the Company with other persons named therein.

Item 1.  Security and Issuer

     This statement pertains to the Common Stock, $0.01 par value per share, of Compuware Corporation, the principal executive offices of which are located at 31440 Northwestern Highway, Farmington Hills, Michigan 48334-2564.

Item 2.  Identity and Background.

        (a)    Name

               Michael J. Lobsinger, individually and as Trustee of the Michael
               J. Lobsinger Revocable Living Trust U/T/D dated April 24, 1986 (the "Lobsinger Trust")

        (b)    Residence or Business Address

               3501 Lakecrest
               Bloomfield Hills, MI 48304

        (c)    Principal Occupation; Name and Address
               of Principal Business Office

               Independent Investor; Mr. Lobsinger resigned as a director of the Company on January 10, 1996. Mr. Lobsinger is neither an employee nor a director of the Company.

        (d)    Past Criminal Convictions

               None

        (e)    Past Civil Proceedings or Administrative
               Proceedings Related to Federal or State
               Securities Laws Resulting in a Judgment,
               Decree or Final Order Finding Violations or
               Enjoining Future Violations of Such Laws

               None

        (f)    Citizenship

               The United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purpose of Transaction.

     The disclosure of the information presented herein by means of this filing is not and should not be deemed to be an admission that such transactions are required to be disclosed on Schedule 13D or that such transactions in and of themselves require the filing of an amendment to Schedule 13D.

     As noted in the introductory paragraph of this Amendment, it is being filed to correct prior filings which have erroneously indicated that Mr. Lobsinger is part of "group," the members of which own in the aggregate more than 5% of the outstanding shares of Common Stock. As Mr. Lobsinger is not a member of any such group and beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act, less than 5% of the outstanding shares of Common Stock, he is not subject to any reporting obligations under Section 13(d) and thus is not required to provide any further information thereunder.

Item 5.  Interest in Securities of Issuer.

        (a)  Amount Beneficially Owned:

        Mr. Lobsinger, pursuant to a Shareholder Agreement dated November 5, 1992 (as defined below in Item 6), has granted to Peter Karmanos, Jr. the power to vote the shares of Common Stock which he owns for a period of ten years beginning on December 15, 1992. See Item 6 below. Michael
        J. Lobsinger is the beneficial owner of 205,436 shares of Common Stock of the Company.

        Percent of Class:

        0.1%  See Note 1.

        (b)  Number of shares as to which such person has:

             (i)    Sole power to vote or direct the vote:  0

             (ii)   Shared power to vote or direct the vote:  0

             (iii)  Sole power to dispose or direct the disposition of: 205,436

             (iv)   Shared power to dispose or direct the disposition of:  0

        (c) Mr. Lobsinger engaged in the following transactions during the past sixty days:

             None

        (d)  Not applicable

        (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As of November 5, 1992, Michael J. Lobsinger, individually and as Trustee of the Lobsinger Trust, entered into a shareholder agreement granting to Peter Karmanos, Jr., Chairman of the Board and Chief Executive Officer and a Director of the Company, a ten-year proxy to vote all shares of Common Stock held by him.

     Pursuant to such agreement (the "Shareholder Agreement"), the proxy will be exercisable by Thomas Thewes if he survives Mr. Karmanos. Mr. Lobsinger may sell his shares at any time in bona fide open market transactions free of the proxy granted to Mr. Karmanos.

     This summary is qualified in its entirety by reference to the text of the Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company, Mr. Lobsinger and certain of its other shareholders, filed as Exhibit A to the Original Statement.

Item 7.  Material To Be Filed As Exhibits.

     Exhibit A - Compuware Corporation Shareholder Agreement, dated as of November 5, 1992, among the Company and certain of its shareholders.*

* Previously filed with a Schedule 13D dated December 31, 1992.


                                     * * *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


     Note 1: The percentages above have been determined as of the date hereof, based on disclosure of the Company provided in periodic report on Form 10-Q for the quarterly period ended December 31, 1998, filed with the Securities and Exchange Commission. According to the Company, as of the close of business on February 2, 1999, there were outstanding and entitled to vote 183,754 ,630 shares of Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Michael J. Lobsinger
---------------------------
Michael J. Lobsinger

Dated:  April 6, 1999